SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE
13d-2(a)

VHGI HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

918231101

(CUSIP Number)

Paul R. Risinger, 103 North Court Street
Sullivan, IN 47882, (812) 268-5459

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2013

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. Names of Reporting Persons.
Paul R. Risinger

2. Check the Appropriate Box if a Member of a Group
(A) ☐
(B) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
N/A
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,308,425,941

8. Shared Voting Power
0

9. Sole Dispositive Power
1,308,425,941

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,308,425,941
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
89.24%*
14. Type of Reporting Person
IN

*           Based on 1,466,251,882 shares of common stock of VHGI Holdings, Inc. that would be outstanding as of the date of this filing if the Reporting Person exercised all warrants and other rights of acquisition and all other parties do not exercise any outstanding warrants and other rights of acquisition.  However, please note that as of the date of this Schedule 13D there are only 250,000,000 shares of Common Stock authorized by the Issuer’s Certificate of Incorporation.

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ITEM 1.                SECURITY AND ISSUER.

This statement on Schedule 13D relates to Series D Convertible Preferred Stock, $0.001 per share (“Series D Preferred”), of VHGI Holdings, Inc. (the “Issuer”) and warrants (“Series E Warrants”) to purchase shares of Series E Convertible Preferred Stock, $0.001 per share (“Series E Preferred”), of the Issuer, which such Series D Preferred and Series E Warrants are convertible into shares of common stock, $0.001 per share (“Common Stock”), of the Issuer. The issuer’s principal executive offices are located at 103 North Court Street, Sullivan, IN 47882.

ITEM 2.                IDENTITY AND BACKGROUND.

The person filing this statement is Paul R. Risinger, an individual (the “Reporting Person”). The business address for the Reporting Person is 103 North Court Street, Sullivan, IN 47882.  The Reporting Person is currently serving as the Chief Executive Officer of the Issuer whose principle business address is listed in the last sentence of Item 1.  The principal business of the Issuer is to act as a holding company with revenue streams from the following business segments: (a) precious metals (b) oil and gas (c) coal and (d) medical technology.  The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.  The Reporting Person is a citizen of the United States of America.

ITEM 3.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 24, 2012, the Issuer entered into an agreement (the “First Exchange Agreement”) with the Reporting Person, who was formerly the sole stockholder of Lily Group Inc. (“Lily”) prior to the purchase of all of the issued and outstanding common stock of Lily by VHGI Coal, Inc., a wholly-owned subsidiary of the Issuer (“Coal”), pursuant to a stock purchase agreement dated December 29, 2011, as amended (the “Lily SPA”). Simultaneously with the closing of the Lily SPA, Coal issued 700,000 shares of Series A Preferred Stock to Lily Group Holdings Company, an Indiana corporation (“LGHC”) an entity owned by the Reporting Person, (the “Series A Shares”). Pursuant to Section 1.1 of the Lily SPA, the Series A Shares were deemed to have a value of $7,000,000. Pursuant to the First Exchange Agreement, the Issuer and Coal exchanged the Series A Shares for 50,000,000 shares of Common Stock (the “Exchange Shares”) and issued a promissory note that converts the accrued, but unpaid, interest and dividends on the Series A Shares into amounts owed under the Interest Note.

On February 20, 2013, the Issuer entered into an agreement (the “Second Exchange Agreement”) with the Reporting Person. Pursuant to the Second Exchange Agreement, the Issuer issued 500,000 shares of Series D Preferred to the Reporting Person in exchange for the assignment to the Issuer of $3,000,000 in principal amount of a promissory note in the original principal amount of $17,000,000, made by the Issuer’s wholly-owned subsidiary, VHGI Coal, Inc., in favor of the Reporting Person.

Pursuant to a Loan Agreement dated as of February 26, 2013 (the “Loan Agreement”)—which was entered into by and among the Issuer, Lily, LGHC, the Reporting Person, James W. Stuckert and Diane V. Stuckert (together, the “Stuckerts”), and Solomon Oden Howell, Jr. (“Howell” and, together with the Stuckerts, the “Lenders”)—Lily secured a total of $6,000,000 in revolving debt (the “Loan”) pursuant to: (i) a Secured Drawdown Promissory Note in the original principal amount of up to $5,000,000 (the “Secured Note”), and (ii) an unsecured Drawdown Promissory Note in the principal amount of up to $1,000,000 (the “Secondary Note,” and, collectively with the Secured Note, the “Notes”). The Lenders are making the Loan out of the proceeds received from a Revolving Loan and Security Agreement entered into as of February 15, 2013, with Regions Bank (the “Regions Loan Agreement”).  In connection with and as inducement for Regions Bank to enter into the Regions Loan Agreement, each of the Reporting Person and LGHC entered into a guaranty under which they will be liable for all obligations under the Regions Loan Agreement. As consideration for such guaranty, and for Lenders’ entrance into the transactions described above, each of the Reporting Person, Howell, and the Stuckerts was issued a Warrant (collectively, the “Warrants”) for purchase of 2,000 shares of Series E Preferred, subject to certain antidilution provisions as set forth therein.

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ITEM 4.                PURPOSE OF TRANSACTION.

Except for the matters set forth in this Items 3 and 5, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

The Reporting Person may determine to acquire additional Common Stock through open market purchases or otherwise, sell Common Stock through the open market or otherwise, or otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.  Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that the Reporting Person will take any such actions.  The Reporting Person reserves the right to change their intentions and to develop plans or proposals that could result in any of the transactions described in subparagraphs (a) through (j) above, or any other transaction which the Reporting Person believes could enhance shareholder value.

ITEM 5.                INTEREST IN SECURITIES OF THE ISSUER.

(a)  As of the date hereof, the Reporting Person, may be deemed to be the beneficial owner of 1,308,425,941 shares of Common Stock, representing approximately 89.24% of the Issuer’s outstanding shares of Common Stock. The percentage of the Issuer’s outstanding shares of Common Stock is based on, as described with more detail in Item 3 above, the Issuer’s issuance of a total of 500,000 shares of Series D Preferred to the Reporting Person in connection with the Second Exchange Agreement. Immediately prior to the effectiveness of the Second Exchange Agreement, the Reporting Person may be deemed to have beneficially owned 50,300,000 shares, or 24.13%, of the Common Stock. Immediately following the effectiveness of the Second Exchange Agreement, the Reporting Person may be deemed to have beneficially owned 550,300,000 shares, or 77.71%, the Common Stock. Immediately following the issuance of the Warrants, the Reporting Person may be deemed to have beneficially owned 1,308,425,941 shares, or 89.24%, of the Common Stock. (It should be noted that the percentages cited above are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, which treats shares subject to warrants and other rights to acquire held by a person as outstanding for the purpose of determining that person’s percentage ownership, but ignores such shares for the purpose of determining any other person’s percentage ownership. Were all of the shares of common stock subject to the Warrants deemed to be outstanding, the Reporting Person would instead be deemed own 44.41% of the Common Stock.).

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The Reporting Person has the power to dispose or direct the disposition of (i) 500,000 shares of Series D Preferred of the Issuer, which such Series D Preferred is convertible into 500,000,000 shares of Common Stock and (ii) Warrants to purchase 2,000 shares of Series E Preferred at a price of $500.00 per share, which such Series E Preferred is convertible into 758,125,941 shares of Common Stock.

Other than as set forth above, the Reporting Person named herein is not the beneficial owner of any shares of the Issuer’s Common Stock.

(b)  The Reporting Person has sole voting (and power to direct the vote) and dispositive power (and power to direct the disposition) over the shares described in (a) above.

(c)  As described in Item 3 above, on February 20, 2013, the Second Exchange Agreement was executed.  In accordance with the terms and provisions of the Second Exchange Agreement, on February 20, 2013, the Issuer issued to the Reporting Person the 500,000 shares of Series D Preferred of the Issuer, which such Series D Preferred is convertible into 500,000,000 shares of Common Stock. As described in Item 3 above, on February 26, 2013 pursuant to the Loan Agreement, the Issuer issued to the Reporting Person Series E Warrants to purchase 2,000 shares of Series E Preferred at a price of $500.00 per share, which such Series E Preferred is convertible into 758,125,941 shares of Common Stock. Additional details regarding the these Agreements are provided on the Current Report on Form 8-K filed by the Issuer on February 28, 2013.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6.               CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships between the Reporting Person and any other person with respect to securities of the Issuer.

ITEM 7.                MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.                                Description

10.1	Exchange Agreement, dated September 24, 2012*

10.2	Exchange Agreement, dated February 20, 2013**

10.3	Loan Agreement, dated February 26, 2013**

* Filed as an exhibit to the Issuer’s Current Report on Form 8-K previously filed with the commission on September  25, 2012
**Filed as an exhibit to the Issuer’s Current Report on Form 8-K previously filed with the commission on February 28, 2013.

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SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2013	/s/ Paul R. Risinger
Paul R. Risinger